UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 200TH MEETING OF THE BOARD OF

DIRECTORS HELD ON APRIL 25, 2012

1.  DATE, TIME AND PLACE: On the 25th day of April, 2012, at 10:00 a.m., at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier 1755, Km 2.5 in the city of Campinas, São Paulo State.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board"). The participation of Mr. Ivan de Souza Monteiro by written vote was recorded, as provided in Paragraph 7 of Article 17 of the Bylaws.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

Initially, the members elected and reelected at the Ordinary General Shareholders’ Meeting held on April 12 were invested in their respective offices by signing the Term of Investiture, as provided in Article 149 of Corporate Law, and the Term of Agreement that mentions the Listing Rules of the Novo Mercado of the Bolsa de Valores Mercadorias e Futuros (“BM&FBOVESPA”), as well as other terms and statements, pursuant to the Sole Paragraph of Article 14 of the Bylaws.

The following were re-elected, according to Paragraph 4 of Article 15 of the Bylaws: Mr. Murilo Passos, to occupy the position of CHAIRMAN OF THE BOARD, and Mr. Ivan de Souza Monteiro, to occupy the position of VICE CHAIRMAN OF THE BOARD.

The reading of the Agenda, already known to all present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the following resolutions were approved by unanimous vote and without any restrictions:

(i)        Approved the minutes of the 199th meeting of Board held on March 28, 2012;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ii)       Ratified the establishment of the Commission  for the IPO of CPFL Renováveis and the nomination of its participants: Ms. Daniela Corci Cardoso, Mssrs. Fernando Luiz Aguiar Filho, Ricardo Giambroni, Arthur Prado Silva, Carlos Eduardo Reich and Martin Roberto Glogowsky;

(iii)      Took cognizance of the activities of the Board's Advisory Committees and Commissions in the month of April;

(iv)      Appointed the members of the Board's Advisory Committees: PEOPLE MANAGEMENT COMMITTEE: Messrs. Ivan de Souza Monteiro, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira; PROCESSES MANAGEMENT COMMITTEE: Messrs. Francisco Caprino Neto, Luiz Claudio da Silva Barros and Martin Roberto Glogowsky; and RELATED PARTIES COMMITTEE: Ms. Helena Kerr do Amaral and Daniela  Corci Cardoso and Mr. Luiz Claudio da Silva Barros, to terms of one (1) year, which extend to the date of the first meeting of the Board of Directors held after the Ordinary General Shareholders’  Meeting for fiscal year 2013, as set forth in the Internal Rules of the Committees;

(v)       Took cognizance of the management highlights and  the material facts during the month reported by the Chief Executive Officer;

(vi)      Took cognizance of the adjustments in the Individual Plans of Short-Term Targets for the fiscal year 2012 of the Chief Financial Officer and the Chief Operations Officer, pursuant to the Board's recommendation at the 199th meeting held on March 28;

(vii)     Approved the amendment to the wording of the target of the Succession Plan (People Management block) of the Short-Term Incentive Plans for the fiscal year 2012 of all Executive Officers of the Company;

(viii)    Ratified, as direct controlling shareholder of CPFL Comercialização Brasil S.A. ("CPFL Brasil"), under the provisions of items "p" and "u" of Article 17 of the Bylaws and as provided in Board of Executive Officers Resolution of CPFL Brasil No. 2012016: (a)  the purchase  by CPFL Brasil, of conventional electric power in accordance with the prior authorization granted by the Board to purchase energy that requires very short-term decisions, and (b)  the establishment of a corporate surety by the Company to guarantee the aforementioned purchase of electric power;

(ix)      Recommended to the Company's representatives on the Board of Directors and the General Shareholders’  Meeting of the subsidiary CPFL Energias Renováveis S.A. ("CPFL Renováveis") as provided in items  "b" and "q" of Article 17 of the Bylaws, a vote in favor of approving the following matters described in Board of Executive Officers Resolution of CPFL Renováveis No. 054/2012: (a)  Disclosure Policy on Material Events, as set forth in Arts. 16 and 17 of CVM Instruction No. 358/2002; (b)  Trading Policy of Securities, as provided for in Arts. 15 and 17 of CVM Instruction No. 358/2002; (c)  inclusion in its Bylaws of the mandatory minimum clauses disclosed by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”); (d)  listing on the Novo Mercado of the BM&FBOVESPA; and (e)  the signing of the Novo Mercado Participation Contract with the BM&FBOVESPA; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(x)       Recommended to the Company's representatives on the Management  bodies and General Shareholders’  Meetings and/or Partners' Meetings of the subsidiaries CPFL Renováveis, Eólica Holding S.A. (“Eólica Holding”), SPE Macacos Energia S.A. (“SPE Macacos”), SPE Juremas Energia S.A. (“SPE Juremas”), SPE Costa Branca Energia S.A. (“SPE Costa Branca”), SPE Pedra Preta Energia S.A. (“SPE Pedra Preta”) and Campo dos Ventos II Energias Renováveis Ltda.  (“Campo dos Ventos II”), as provided in item  "r" of Article 17 of the Bylaws, the vote in favor of approving the transfer of direct control of the subsidiaries SPE Macacos, SPE Juremas, SPE Costa Branca, SPE Pedra Preta and Campo dos Ventos II, of CPFL Renováveis to its subsidiary Eólica Holding, corresponding to 99.9% (ninety nine point nine percent) of shares and/or company quotas, upon the approval of the National Electric Energy Agency ("ANEEL"), pursuant to Board of Executive Officers Resolution of CPFL Renováveis No. 093/2012.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos - Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Helena Kerr do Amaral, Ana Novaes, Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.